Exhibit 4.22

30th December 2003

Dr. Joseph Taylor

Jalan Panti Karang 02X

Kelurahan Sanur

Kecamatan Denpasar Timur

Kotamadya Denpasar

Bali

Indonesia

Dear Joseph,

Employment Agreement - Managing Director

This agreement is between PT Cendana Indopearls and yourself. It sets out the terms and conditions of your employment with the Company.

1	Definitions

1.1	“Agreement” means this Agreement as amended from time to time;

1.2	“Board” means the Board of Directors of PT Cendana Indopearls;

1.3	“Business Day” means a day on which banks are open for business in Indonesia excluding Saturday, Sunday and public holidays;

1.4	“the Company” means PT Cendana Indopearls, a company registered in the Republic of Indonesia;

1.5	The term Dollars ($) refers to Australian Dollars.

2	Duties and Responsibilities

2.1	You shall hold the position of Managing Director of the Company for the term of this Agreement as defined in clause 3.1, but this appointment shall be subject to you retaining your directorship of both the Company and its associate, Atlas Pacific Limited, in accordance with their respective constitutions. Your employment is at all times subject to the provisions of termination incorporated in this Agreement.

2.2	You shall, unless prevented by ill-health, devote the whole of your time during the business hours of the Company to the business of the Company and shall use your best endeavours to promote the interests and welfare of the Company.

2.3	As the Managing Director of the Company, you shall undertake such duties as the Board from time to time directs. You are also required to undertake the duties that are directed to you in terms of the management of the Company by the Board of Directors of Atlas Pacific Limited. You will be expected to carry out such hours of work as may from time to time be reasonably required to fulfil these duties which will be included in your normal hours of work.

2.4	Your duties and responsibilities are set out in the attached job description. Because the job description cannot be all encompassing, your responsibilities may extend beyond those listed in the attached job description.

3	Contract Term

3.1	The Commencement Date of this Agreement shall be 1st January 2004.

3.2	The term of this Agreement will be three (3) years commencing from the Commencement Date. This term may be extended at the mutual written consent of both parties.

3.3	This Agreement will terminate three (3) years from the Commencement Date unless otherwise extended under clause 3.2 or at an earlier date as may be determined under clause 9.

4	Remuneration Package

4.1	You shall be entitled, by way of remuneration for services carried out under this Agreement, to an annual net salary of $112,700. The benefit shall be available in equal monthly instalments paid in arrears into such bank account or in such a manner as shall be nominated by you and agreed by the Company.

4.2	In addition to the remuneration paid above, you shall be entitled to the following allowances and benefits:

4.2.1 Travel and Accommodation:

•	While your son, Liam, is at school in Townsville, Queensland, you will be allowed four return economy airfares for him and one other accompanying adult to Townsville per year plus two additional return economy airfares to any capital city or major regional centre in Australia for your daughter, Holly, and one other adult each year. This will equate to 12 return economy flights to Australia each year.

•	In the event that you relocate Liam to Bali for his schooling, you will be entitled to two return economy airfares to any capital city or major regional centre in Australia for each member of the family ie: eight return economy fares to Australia each year.

•	You may use this allowance for travel to destinations other than Australia up to the value of the equivalent fares to Australia.

The maximum amount payable under this travel allowance will be $35,000 per annum, however every effort must be made to carry out travel in the most cost-effective manner possible. The Company will be responsible for arranging and paying for this travel.

4.2.2	Education Allowance which will cover the difference between the cost of the education for Liam and Holly in Perth prior to you taking up this position and the cost of their education (including boarding where applicable) during the term of this contract. This allowance shall be capped at $12,500 per annum.

4.2.3	Accommodation will be provided for you and your family up to a limit of Rp75,000,000 per annum for the term of the contract. This will be paid for by the Company with all withholding taxes deducted and reported by the Company on your behalf. All bonds and other deposits that are required in relation to the rental of this premises will be paid by the Company and will be your responsibility to ensure that these are refunded at the end of the lease. Where it is appropriate, the premises that is rented by you shall be made available for the use of storage and other work related facilities.

4.2.4	The Company will pay for the use of a mobile telephone whilst your are working in Indonesia. Private telephone calls shall be kept to a minimum on this service.

4.2.5	Insurance will be provided for you and your family in relation to Travel, Medical expenses, Medical evacuation and Kidnap and Ransom. While you are in the employ of the Company, you will be covered by Workers Compensation (death and disability) and Personal Accident insurance. While you are a Director of the Company, you will be covered by Directors and Officers insurance for actions taken against you whilst acting in this capacity.

4.3	The remuneration paid to your for your services to the Company, including allowances, will be reviewed annually, commencing 12 months from the Commencement Date.

5	Additional entitlements

5.1	You shall be entitled to 22 working days of leave per annum and 10 days of sick leave per annum. Annual leave shall accrue up to a maximum of 44 days during the term of the Agreement. 17 working days (three weeks) of annual leave accrued while employed by Atlas Pacific Limited shall carry over to your new contract as an entitlement under this Agreement.

5.2	The Company shall reimburse you for all reasonable out of pocket expenses incurred along with all reasonable travel and accommodation costs incurred by you in the course of carrying out your duties under this Agreement. You shall produce to the Company the proper documentation to verify such expenses for reimbursement.

6	Restriction

6.1	You shall not be a party to the trading of any of the shares or other securities of Atlas Pacific Limited while you are in the possession of any market sensitive information about the Company’s business activities or operations. Any trading of the securities of Atlas Pacific Limited by you must be advised to the Company Secretary of Atlas Pacific Limited within five (5) days of this transaction.

6.2	If you cease employment with the Company for whatever reason, you may not solicit the services of any existing employees of the Company for the benefit of any subsequent employment or business venture that you may undertake without the express approval of the Board of the Company.

7	Confidentiality

7.1	You may not, except as authorised or required by your duties, divulge to any person whatsoever any of the trade secrets or confidential information, processes or dealings or any information concerning the organisation, business, finances, transactions or affairs of the Company or any associated entities which may come to your knowledge during the term of this Agreement. You shall keep with complete secrecy all confidential information entrusted to you and shall not attempt to use any such information in any manner which may injure or cause loss either directly or indirectly to the Company or its business and its associates.

7.2	You have no obligation to keep confidential pursuant to clause 7.1 any information which:

7.2.1	becomes public knowledge;

7.2.2	loses its confidentiality through passage of time; and

7.2.3	loses its confidentiality through a change in circumstances.

8	Ownership of intellectual Property

8.1	Any discovery, invention, secret process or improvement in procedure made or discovered by you or any other employee of the Company under your direction while you are employed (including past employment) by the Company or its associates shall belong to and be the absolute property of the Company and its associates.

8.2	If requested to do so by the Company, you agree that you will (whether during or after the termination of this employment) apply or join in applying for letters of patent or other similar protection for any such discoveries, invention, process or improvement as stated above and you will execute all instruments necessary to secure such rights.

8.3	The Company retains ownership of any written material created by you in the performance of your duties under this Agreement in which copyright does or may subsist.

9	Termination

9.1	Your engagement as Managing Director pursuant to this agreement may be terminated on a date specified by the Company if any one or more of the circumstances mentioned in the following clause exist and the Company gives notice to you specifying the circumstances complained of and indicating its intention to terminate your employment.

9.2	The circumstances referred to in the proceeding clause are where you:

9.2.1	commit a serious or persistent breach of any of the provisions of this Agreement;

9.2.2	are guilty of any grave misconduct or wilful neglect in the discharge of your duties under this Agreement;

9.2.3	die or become of unsound mind;

9.2.4	commit an act of bankruptcy or enter into, subsequent to the date of this Agreement, any agreement or composition with your creditors;

9.2.5	are convicted of an indictable offence; or

9.2.6	are for a period of four (4) consecutive months or for a period aggregating four (4) months within the term of the Agreement, unable, through accident, illness or other physical or mental incapacity, to perform your duties under this Agreement.

9.3	You may terminate this Agreement at any time by providing one (1) months written notice to the Company if:

9.3.1	any payment due from the Company to you pursuant to this Agreement remains unpaid for a period of thirty (30) days;

9.3.2	the Company breaches any clauses of this Agreement and such breach is not remedied within fourteen (14) days of written notice by you.

9.4	If there is mutual agreement between the Company and you, this Agreement may be terminated for a reason that is not mentioned above by either party giving three (3) months (or some other agreed period) written notice to the other party detailing the reasons for the Agreement being terminated. In the event of such a termination taking place, there shall be no special termination payments made by the Company unless such a payment is mutually agreed between both parties.

10	Indemnity

The Company shall indemnify you and keep you indemnified from and against all actions, suits, claims, demands, costs and expenses whatsoever to which you shall or may become liable in respect of carrying out your obligations under this Agreement except as may be due to the negligence of your actions.

11	General

11.1	Duties as Director of Associated Companies

You will be required to fulfil additional tasks separate to this Agreement as a Director of Atlas Pacific Limited. These responsibilities and duties are accepted as being part of the fulfilment of your obligations under this Agreement with the Company.

11.2	Governing Law

This Agreement shall be governed by the Law of Western Australia except to the extent that the labour laws of Indonesia may apply.

This document is executed as an Agreement between both parties.

The Common Seal of PT Cendana )
Indopearls was hereunto affixed by )
authority of the Board of Directors )
in the presence of: )

President Director

Signed by Joseph Taylor )
in the presence of: )

Name of Witness:

Address:

Occupation:

JOB DESCRIPTION

(Managing Director)

1	General Administration

1.1	General supervision of all management staff including the promotion of harmonious working relationships between management and staff;

1.2	Respond to queries and incidents in the field;

1.3	Personnel administration including hiring, dismissal, dispute resolution, review of performance and review of remuneration for all Perth based staff and Indonesian based expatriates;

1.4	Provide for staff training and development in Indonesia and Australia to ensure that the Group’s objectives are met;

1.5	Ensure that management succession planning is in place for the rotation of senior staff who leave the organisation;

1.6	Review insurance requirements and deal with claim issues as they arise;

1.7	Prepare information for Board and Executive Committee meetings;

1.8	Communicate with Directors, suppliers and statutory authorities in Australia and Indonesia;

1.9	Occupation, health & safety review;

1.10	Advise on immigration issues for expat. staff in Indonesia;

1.11	Establish and maintain good working relationships with all levels of government in Indonesia.

2	Financial

2.1	Oversee the preparation, presentation and discussion with the Board and management of annual budget forecasts and the reporting to the Board on prior year results against budget forecasts for that period;

2.2	Prepare business plans as required by the Board;

2.3	Review the preparation of annual reports and half yearly reports including review of operations and all other compliance matters within the statutory time limits;

2.4	Liaise with auditors and tax advisors as required to ensure compliance with laws and maximisation of financial planning opportunities;

2.5	Supervise the preparation of monthly management accounts;

2.6	Management of cash flow, ensuring that sufficient reserves are available as directed by the Board;

2.7	Ensure that expenditure controls for the purchase of fixed assets and other high value items such as nuclei and consulting services are in place and adhered to by Perth and Indonesian based operations.

3	Operational

3.1	Ensure that best practice oyster husbandry techniques are adopted in the field for the best possible pearl production results;

3.2	Ensure complete documentation of technology, know how and operational procedures to ensure smooth succession in the event of key managers leaving the group’s employment;

3.3	Continue to promote the best possible nucleating techniques and practices and ensure that staff are sufficiently trained to perform this task;

3.4	Visit Waigeo and other pearl farming sites (if they are developed in the future) as required to ensure operations are running as reported;

3.5	Oversee the planning of pearl harvests, including the review of nuclei requirements, followed by the shipment of the pearls from Indonesia and customs clearance to Australia.